SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Facet Biotech Corporation

(Name of Subject Company)

Amber Acquisition Inc.

a wholly-owned subsidiary of

Abbott Laboratories

(Name of Filing Persons, Offerors)

Common Stock, par value $0.01 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

30303Q103

(CUSIP Number of Class of Securities)

Laura J. Schumacher

Executive Vice President, Secretary and General Counsel

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonn R. Beeson, Esq.

Jones Day

3161 Michelson Drive, Suite 800

Irvine, CA 92612

Telephone: (949) 851-3939

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following communication was provided to certain employees of Facet Biotech Corporation on March 15, 2010.

Frequently-Asked Questions and Answers about Abbott HR Programs

March 15, 2010

The benefits, plans and programs described in this document cover eligible U.S. employees of Facet Biotech when Facet Biotech becomes part of Abbott.

General Questions

What happens next?

An HR integration team made up of Abbott and Facet Biotech employees is analyzing the various programs to determine if, when and how to transition you into the Abbott HR programs including benefits, compensation and career development, once the acquisition is closed.  We will communicate updates on this process as we have more information.

Will I be asked to sign an Abbott employment agreement?

Yes. As an Abbott employee, you may be made aware of confidential information and trade secrets, the use or disclosure of which could violate the law or negatively impact our ability to compete in the marketplace. Signing the agreement ensures your commitment to protecting proprietary and confidential information.

Are there opportunities for Facet Biotech employees at other Abbott sites?

Yes. Abbott is a broad-based health care organization with opportunities at all our facilities and we often promote from within.

Whom should I contact if I have questions about my compensation or benefits?

During this transition, please continue to work with your current Facet Biotech contacts for questions regarding your Facet Biotech compensation and benefits. Keep in mind that Facet Biotech representatives will not have information about Abbott benefits and compensation or be able to answer questions about Abbott plan rules and procedures.  We will provide you with information regarding the next steps in the transition process in the near future.

Compensation

Will my job title or pay change when I become an Abbott employee?

There are no plans to change base pay as a result of this acquisition.  However, we do expect some job title changes as you move into Abbott’s job grade structure, over time.  When we have more information about these changes, we will be sure to share it with you.

As a result of the acquisition, how will my Facet Biotech bonus/incentive plan change?

At the close of the acquisition, your current Facet Biotech bonus and incentive plans will be unchanged. As we work through the integration and more details are understood, should we identify any changes we will communicate them promptly. Until then you will remain on your current plans.

What will happen to my long-term incentives, such as stock options?

Under the terms of the agreement with Abbott, all employee equity, including unvested options and unvested restricted shares, will accelerate and be cashed out upon the close of the transaction.

Benefits

Will my benefits change?

Abbott offers employees a broad array of competitive benefits including both health and financial security. The integration team is analyzing the various plans to determine how best to transition you to the Abbott plans, once the acquisition is closed. We will communicate these changes to you when we have more information. At that time we will come to Redwood City, CA so you can speak directly with Abbott benefits experts.  Be assured, your current benefits will remain in effect until any transition occurs.

All statements are subject to and shall not be considered as modifying the express terms of the plan and program documents. Abbott reserves the right to amend or cancel benefits, plans and programs at any time. This content represents the terms of the agreement based on the anticipated successful transaction wherein Facet Biotech becomes part of Abbott. This material is not a statement of contractual rights and is not intended to give rise to any right of employment, continued employment, or benefits. Nothing in this material alters the relationship between Abbott and its employees.

Additional Information

The tender offer by Abbott for shares of Facet Biotech has not yet commenced.  This communication is neither an offer to purchase nor a solicitation of an offer to sell securities.  At the time the tender offer is commenced, Abbott will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the U.S. Securities and Exchange Commission (the “SEC”) and Facet Biotech will file with the SEC a solicitation/recommendation statement with respect to the offer.  Stockholders of Facet Biotech are strongly advised to read the tender offer statement and the related solicitation/recommendation statement, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.  The tender offer statement and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of Facet Biotech at no expense to them.  These documents will be available at no charge on the SEC’s web site at http://www.sec.gov.